UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM ANOUNCES A MEMORANDUM OF UNDERSTANDING WITH CODELCO

Santiago, Chile. December 27, 2023 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that it reached a memorandum of understanding (MoU) with the National Copper Corporation of Chile (Codelco) for the operation and development of the Salar de Atacama during the period from 2025 to 2060.

The MoU is a framework agreement upon which both companies hope to build a partnership to produce high-quality lithium products in the Salar de Atacama, in a sustainable manner and in harmony with the communities. In order to achieve that, both parties make a commitment that the new operating company that will be established (NewCo) will make the investments in new technologies that are necessary to make high productive yields compatible with the trend towards hydrologic balance in the Salar de Atacama basin.

The MoU highlights the entry of Codelco at the beginning of 2025 into the ownership of the NewCo, the company that will be responsible for the production of lithium carbonate and lithium hydroxide on the properties that SQM currently leases from the Chilean Production Development Company (Corfo) in the Salar de Atacama. Additionally, NewCo will be responsible for the execution of the different projects and the sales of lithium worldwide.

This partnership will permit, among other positive aspects, an efficient transition between the current SQM lease contracts with Codelco, which expire in 2030, and the lease contracts that Codelco has from 2031 to 2060. This will help avoid the interruption of production during the first two years of the Codelco lease contracts which will commence in 2031, and could have a positive effect on maintaining global lithium market participation. It will provide income to Corfo as well as contributions to communities and regional governments. Added to the above are the significant tax payments made as a result of the profits derived from the production and sales of lithium products. It should be noted that the lithium production operation contributes to the Chilean State (considering lease payments to Corfo and tax payments to the country), close to 70% of the operational profit of the business. These benefits are in addition to the thousands of high-quality jobs, the associated projects and investments, and the positive effects in the Antofagasta region.

This MoU constitutes a significant milestone in the process of discussions between both companies that began on May 31, 2023, and adds to the recent agreement reached on December 14, 2023, with the Council of Atacameño Peoples, to initiate a dialogue process and to establish a negotiation working group to discuss matters of sustainability, participation, transparency and access to information.

Both companies have committed to taking the necessary steps to negotiate and sign, based on the MoU, the definitive agreements that will make this partnership effective.

Ricardo Ramos, CEO of SQM, commented, “I believe that with Codelco we are achieving the objectives that we had set forth at the beginning of the negotiation process: to create a positive partnership for Chile, for the Antofagasta region, for the communities and for both companies. We are moving forward. There is a significant amount of work which needs to be done on this great project and we are deeply committed to making it happen.” He added: “This is a significant milestone in public-private partnerships in Chile. Codelco is the most important company in Chile and we are proud to be able to work together with them. We believe that the successful development of the Salar Futuro Project will make the Salar de Atacama operations the most sustainable lithium operation in the world. Being able to achieve this in harmony with the well-being of neighboring communities, supports our long-term vision for the mining industry.”

The main elements of the MoU are as follows:

1. As of the beginning of 2025, NewCo will be created. The main contributions of the parties are:

1.SQM contributes the fixed assets used for the production of lithium, the intangible assets, knowledge, distribution network and its employees related to the lithium business.

1.Codelco contributes the Salar de Atacama lease agreement for the period from 2031 to 2060. Additionally, it provides authorization for an additional production and sales quota of 165,000 metric tons of lithium carbonate equivalent (LCE) to be used before 2031 and to be added to SQM's remaining production and sales quota as of the end of 2024. An additional quota of 135,000 metric tons of LCE will be added to be used as described in article 4 below.

2. Codelco will own 50% + 1 share and SQM will own 50% -1 share of NewCo. The foregoing without prejudice to what is provided in the following points (economic agreements and the administration of NewCo).

3. During the first term of the partnership, from 2025 to 2030 (the “First Term”), Codelco will receive an economic benefit equivalent to 33,500 metric tons of LCE annually (a total of 201,000 metric tons over a six-year period). During this period, SQM will have the benefit of additional 33,500 metric tons of LCE per year that can be produced and sold, and that are within the authorization of CORFO and the Chilean Nuclear Energy Commission (CCHEN).

4. Additionally, during the First Term, Codelco will contribute an additional quota of 135,000 metric tons of LCE to be available for use by the NewCo. The use of this additional quota will depend on whether effective production during the period allows it. If this additional quota is used totally or partially, the economic benefits derived from this volume will be distributed between Codelco and SQM based on their respective ownership.

5. The increase in the authorized production quota by 165,000 metric tons of LCE and the additional quota of 135,000 metric tons of LCE will only occur through effective increases in the yields and recoveries of the production system. The commitments to reduce brine extraction levels in the Salar de Atacama for the coming years remain unchanged.

6. During the second term of the partnership, from 2031 to 2060 (the “Second Term”), the parties will receive the economic benefits based on their shareholding in NewCo.

7. With regards to the administration of NewCo, during the First Term, both companies will nominate an equal number of board members each to the board of NewCo. At this stage, SQM will control the management of the business and the majority of votes to adopt operational decisions, without prejudice to the fact that certain matters will require supermajority votes that will grant Codelco veto rights on certain matters.

8. During the Second Term, the board of NewCo will be composed of an odd number of directors with Codelco nominating the majority of directors. Codelco will control the management of the business and the majority of votes to adopt decisions at the board level and shareholders’ meetings, without prejudice to the fact that certain matters, as is typical for these types of partnerships, will grant SQM certain veto rights equivalent to those granted to Codelco during the First Term.

9. SQM will transfer to Codelco, at no cost, its mining assets in the Salar de Maricunga, and Codelco is authorized to use all the know-how and technologies that SQM has accumulated in its 30 years of experience in the industry, in the various projects that Codelco may develop in Chile in the future.

The MoU establishes that Codelco and SQM will endeavor to enter into definitive and complete agreements that detail the objectives and purposes of the partnership, the rights, obligations and commitments of the parties in relation to the contributions of each party, the partnership, its implementation and NewCo, among other aspects. The partnership will become effective subject to the satisfaction of certain conditions precedent, which include, among others, (i) reaching full agreement satisfactory to both parties on the definitive documents, (ii) the successful conclusion of the indigenous consultation process; (iii) satisfaction of each of the parties with the technical and legal due diligence review process of SQM Salar S.A. and Minera Tarar SpA; (iv) the contribution to NewCo of all assets and contracts that must be included in the partnership; (v) obtaining authorizations from the CCHEN that are necessary for the exploitation of the leased concessions; and (v) notification to and approval of antitrust authorities in Chile and certain other countries.

Additionally, the NewCo joint venture will require an approved environmental qualification resolution in accordance with current regulations in Chile for the operation and execution of the Salar Futuro Project.

The other terms and conditions agreed upon by the Company and Codelco are set out in the MoU, which translation is filed as Exhibit 99 to this Report on Form 6-K and is available on the Company's website: www.sqm.com.

Other Events

In connection with the foregoing press release issued by Sociedad Química y Minera de Chile S.A. (the “Company”) on December 27, 2023, the Company is filing a free translation in English of the original Spanish version of the Memorandum of Understanding (MoU) between the Company and the National Copper Company of Chile (CODELCO) as Exhibit 99 to this Report on Form 6-K. In the event of any conflict between the original Spanish version of the MoU and the English translation, the Spanish version of the MoU shall prevail.

Exhibits

Exhibit 99     Memorandum of Understanding dated December 27, 2023.
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About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com
Irina Axenova 56-2-24252280 / irina.axenova@sqm.com
Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the implementation of this MoU, potential partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: December 27, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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